UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of Sep 2025
Commission File Number: 001-42186

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

BloomZ Inc. (the Company) hereby reports that it held an Extraordinary General Meeting of shareholders (the EGM) on July 3, 2025, via electronic means, in accordance with its Articles of Association. At the EGM, the shareholders duly passed the following resolutions:


Re-designated 50 million unissued shares as Class B shares, each carrying 30 votes per share while maintaining economic parity with Class A shares. On August 27, 2025, these Class B shares were issued to Mr. Ryoshin Nakade, Co-Chairman and Co-CEO, by Transhare. The Second Amended and Restated Memorandum and Articles of Association, reflecting the dual-class share structure, were duly adopted.

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those described.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Sep 9, 2025